## Contact

www.linkedin.com/in/sdikos
(LinkedIn)

## Top Skills

Mentoring

Concept Development

User Experience Design (UED)

## Languages

Greek (Native or Bilingual)

English (Full Professional)

## Certifications

Managing the Company of the
Future

ITIL Foundations

Up and Running with Visio 2013

Web Site Strategy and Planning

Prince2 Practitioner

# Stergios C. Dikos

Flavor App | Food Discovery Magic
New York, New York, United States

## Summary

With over 15 years of experience in product and go-to-market
strategy, I am building Flavor, a short-form video app for food that
aims to streamline the dining experience from discovery to payment.

―――――

## Experience

Flavor App
Founder
December 2022 - Present (1 year 7 months)
San Francisco Bay Area

Food discovery magic #

500 Global
Startup Mentor
February 2023 - Present (1 year 5 months)

Ready to Market
Go to Market Strategist
April 2018 - August 2022 (4 years 5 months)
London, Greater London, United Kingdom

Go to Market Strategies for Startups, Scaleups, and Enterprise.

Areas of expertise:

- Product Strategy

- Feature prioritization

- Product development

- Roadmap design

- Market segmentation

- Pricing models

- Acquisition strategies

- Strategic partnerships

- Operational architecture

Industries:

Marketplaces, E-commerce, SaaS, Retail, Travel, Fintech, Adtech, and Edtech

Trusted by:
- Google, PayPal, eBay

## xOrdinary
### Nonprofit in Education, Founder
June 2019 - December 2021 (2 years 7 months)
Mexico City Metropolitan Area

Helping Latin & South American governments predict future skills and align their curriculum across hundreds of schools.

## Google
2 years 7 months

### GTM & Product Strategy
May 2018 - December 2019 (1 year 8 months)
London, England, United Kingdom

GTM for new products and strategic initiatives

### Strategic Partnerships, Channel Sales
June 2017 - May 2018 (1 year)
London, United Kingdom

From concept to market — Product strategy and GTM for Tier 1 partners

## Cogeco Peer 1
### EMEA Strategic Business Development
September 2018 - February 2019 (6 months)
London, United Kingdom

Go to Market strategy assessment across channels and markets for Cloud Services, Data Centres (hosting & colocation), Network & Security. Company was acquired for $720M by Digital Colony and renamed to Aptum Technology in March 2019.

## Bright Consulting
### Founder, GTM Agency (Consumer Services & FMCG)
January 2002 - June 2017 (15 years 6 months)
London, United Kingdom

GTM strategy and planning; BTL & ATL marketing; and media production across Europe.

Clients: SAP, PPC Renewables, PWC, EU Committee, European Broadcasting Union, National Bank of Greece, Power Corporation of Greece, Procter & Gamble US, Johnson & Johnson US, Media Markt Germany, Folli Follie Japan.

―――――

## Education

### London Business School
Certificate, Business Administration and Management, General · (2015 - 2015)